FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi approved in US for biliary tract cancer

5 September 2022 07:00 BST

Imfinzi plus chemotherapy approved in the US as the first immunotherapy regimen for patients with advanced biliary tract cancer

Approval based on TOPAZ-1 Phase III trial results, which showed Imfinzi combination reduced risk of death by 20% vs. chemotherapy alone

AstraZeneca's Imfinzi (durvalumab) has been approved in the US for the treatment of adult patients with locally advanced or metastatic biliary tract cancer (BTC) in combination with chemotherapy (gemcitabine plus cisplatin).

The approval by the Food and Drug Administration (FDA) was based on the results from the TOPAZ-1 Phase III trial. In an interim analysis of TOPAZ-1, Imfinzi plus chemotherapy reduced the risk of death by 20% versus chemotherapy alone (hazard ratio [HR] 0.80; 95% confidence interval [CI] 0.66-0.97; p=0.021). An estimated one in four (25%) patients treated with Imfinzi plus chemotherapy were still alive at two years compared to one in 10 (10%) treated with chemotherapy alone. Results were consistent across all prespecified subgroups, regardless of PD-L1 expression or tumour location.

BTC is a group of rare and aggressive cancers that occur in the bile ducts and gallbladder.1,2 Approximately 23,000 people in the US are diagnosed with BTC each year.1 These patients have a poor prognosis, with approximately 5% to 15% of patients with BTC surviving five years.3

Aiwu Ruth He, MD, PhD, Associate Professor of Medicine, Leader of the GI Cancer Program, Georgetown Lombardi Comprehensive Cancer Center, Medstar Georgetown University Hospital, Washington DC, and a lead investigator in the TOPAZ-1 Phase III trial, said: "This approval represents a major step forward for patients with advanced biliary tract cancer, who urgently need new, well-tolerated and effective treatment options after more than a decade of limited innovation. The combination of durvalumab and chemotherapy should become a new standard of care in this setting, having demonstrated significantly improved survival for these patients who have historically faced a poor prognosis."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "For the first time, patients in the US with advanced biliary tract cancer have an immunotherapy-based treatment option that meaningfully extends survival and is well-tolerated. This approval for Imfinzi and chemotherapy advances our ambition to challenge treatment expectations and transform care for patients with gastrointestinal cancers with high unmet need."

Stacie Lindsey, CEO, Cholangiocarcinoma Foundation, said: "Patients have been waiting a long time for a new, first-line treatment option for biliary tract cancer. The Foundation congratulates AstraZeneca for engaging in rare cancer research, which impacts patients and families nationwide. We are especially grateful to the patients who participated in this trial making it possible for the broader rare disease community to benefit from this treatment."

The TOPAZ-1 Phase III trial results were presented at the 2022 American Society of Clinical Oncology Gastrointestinal Cancers (ASCO GI) Symposium and published in the New England Journal of Medicine Evidence. Imfinzi plus chemotherapy was generally well tolerated and did not increase the discontinuation rate due to adverse events compared to chemotherapy alone.

In July 2022, Imfinzi plus chemotherapy was added to the NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) as a Category 1 preferred regimen as 1st-line therapy for locally advanced or metastatic BTC based on the data from TOPAZ-1.4

The US regulatory submission for TOPAZ-1 was reviewed under Project Orbis, which provides a framework for concurrent submission and review of oncology medicines among participating international partners. As part of Project Orbis, Imfinzi plus chemotherapy is also under regulatory review for the same indication by the Australian Therapeutic Goods Administration, the Brazilian Health Regulatory Agency (ANVISA), Health Canada, Israel's Ministry of Health Pharmaceutical Administration, Singapore's Health Sciences Authority, Switzerland's Swissmedic and the UK's Medicines and Healthcare products Regulatory Agency.

The approval was granted after securing Priority Review and Orphan Drug Designation for Imfinzi in the US in this setting. Regulatory applications are also currently under review in Europe, Japan and several other countries based on the TOPAZ-1 results.

Notes

Biliary tract cancer
BTC is a group of rare and aggressive gastrointestinal (GI) cancers that form in the cells of the bile ducts (cholangiocarcinoma), gallbladder or ampulla of Vater (where the bile duct and pancreatic duct connect to the small intestine).1,2

Cholangiocarcinoma is more common in China and South-East Asia and is on the rise in Western countries.1,3 Gallbladder cancer is more common in certain regions of South America, India and Japan.5

Early-stage BTC affecting the bile ducts and gallbladder often presents without clear symptoms and most new cases of BTC are therefore diagnosed at an advanced stage, when treatment options are limited and the prognosis is poor.3,5,6

TOPAZ-1
TOPAZ-1 is a randomised, double-blind, placebo controlled, multicentre, global Phase III trial of Imfinzi in combination with chemotherapy (gemcitabine plus cisplatin) versus placebo in combination with chemotherapy as a 1st-line treatment in 685 patients with unresectable advanced or metastatic BTC including intrahepatic and extrahepatic cholangiocarcinoma, and gallbladder cancer. Patients with ampullary carcinoma were excluded.

The primary endpoint is overall survival and key secondary endpoints included progression-free survival, objective response rate and safety. The trial was conducted in 105 centres across 17 countries including in the US, Europe, South America and several countries in Asia including South Korea, Thailand, Japan and China.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to the approval in BTC, Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiotherapy and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. In 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several GI cancers, ovarian cancer, endometrial cancer, and other solid tumours.

Imfinzi combinations have demonstrated clinical benefit in multiple additional cancer settings with positive Phase III trials in unresectable advanced liver cancer (HIMALAYA) and metastatic NSCLC (POSEIDON).

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.6

Within this programme, the Company is committed to improving outcomes in gastric, liver, BTC, oesophageal, pancreatic, and colorectal cancers.

Imfinzi is being assessed in combinations in liver, BTC, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome evasion of the anti-tumour immune response. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and targeted small molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
Marcano-Bonilla L, et al. Biliary tract cancers: epidemiology, molecular pathogenesis and genetic risk associations. CCO. 2016;5(5).
2.
ESMO. What is Biliary Tract Cancer. Available at:

https://www.esmo.org/content/download/266801/5310983/1/EN-Biliary-Tract-Cancer-Guide-for-Patients.pdf. Accessed September 2022.
3.
Turkes F, et al. Contemporary Tailored Oncology Treatment of Biliary Tract Cancers. Gastroenterol Res Pract. 2019:7698786.
4.
Referenced with permission from the NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for Breast Cancer V2.2022. © National Comprehensive Cancer Network, Inc. 2022. All rights reserved. Accessed September 2022. To view the most recent and complete version of the guideline, go online to NCCN.org. NCCN makes no warranties of any kind whatsoever regarding their content, use or application and disclaims any responsibility for their application or use in any way.
5.
Rawla P, et al. Epidemiology of gallbladder cancer. Clin Exp Hepatol. 2019;5(2):93-102.
6.
Banales JM, et al. Cholangiocarcinoma 2020: the next horizon in mechanisms and management. Nat Rev Gastroenterol Hepatol. 2020;17:557-588.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 September 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary